Exhibit 21.1

List of Subsidiaries of the Registrant
as of December 31, 2004

State of Incorporation or
Subsidiary	Formation
American Campus Communities, Inc.	Maryland
American Campus Communities Operating Partnership, LP	Maryland
RAP Student Housing Properties, LLC	Delaware
American Campus Communities Services, Inc.	Delaware
American Campus (PVAMU), Ltd.	Texas
American Campus (PVAMU IV), Ltd.	Texas
American Campus (LAREDO), Ltd.	Texas
American Campus (U of H), Ltd	Texas
1772 Sweet Home Road, LLC	Delaware
ACT-University Village at Boulder Creek, LLC	Delaware
ACT-Village at Fresno State, LLC	Delaware
ACT-Village at CSU, LLC	Delaware
ACT-Village at Temple, LLC	Delaware
SHP-Riverclub, LLC	Delaware
SHP-Riverwalk, LLC	Delaware
SHP-The Village at Alafaya Club, LLC	Delaware
SHP-The Village at Science Drive, LLC	Delaware
SHP-The Village at Blacksburg, LLC	Delaware
SHP-Commons on Apache, LLC	Delaware
SHP-The Village on University, LLC	Delaware
SHP-The Callaway House, LP	Delaware
SHP-Callaway Land, LP	Delaware